Exhibit (a)(6)

EFiled: Jan 13 2014 08:30AM EST Transaction ID 54831702 Case No. 9241-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

EMINENCE CAPITAL, LLC,	)
)
Plaintiff,	)
)
)
v.	)
	)	C.A. No.
ROBERT N. WILDRICK, ANDREW A.	)
GIORDANO, BYRON L. BERGREN, R. NEAL	)
BLACK, JAMES H. FERSTL, WILLIAM E.	)
HERRON, SIDNEY H. RITMAN, JOS. A. BANK	)
CLOTHIERS, INC.,	)
Defendants.	)
)

VERIFIED COMPLAINT

Plaintiff Eminence Capital, LLC (“Plaintiff” or “Eminence Capital”), by and through its attorneys, brings this action for injunctive relief against Robert N. Wildrick, Andrew A. Giordano, Byron L. Bergren, R. Neal Black, James H. Ferstl, William E. Herron, Sidney H. Ritman (collectively, “Directors” or “Director Defendants”), and Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank,” “JOSB,” or the “Company”) (collectively, “Defendants”). By and for its Complaint, Plaintiff alleges as follows:

INTRODUCTION

1.           Plaintiff, the holder of approximately 5% of the outstanding common stock of Jos. A. Bank, brings this action to hold the members of the Company’s board of directors (the “Board”) accountable for breaching their fiduciary duties. The Director Defendants are poised to launch an imminent scorched-earth defensive tactic designed to entrench themselves and fend off an attractive acquisition proposal and tender offer by the Company’s larger rival, The Men’s Wearhouse, Inc. (“Men’s Wearhouse”). Absent this Court’s exercise of its equitable powers, the members of the Jos. A. Bank Board will succeed in killing a highly attractive business combination, destroying the value of Jos. A. Bank’s shares through an ill-advised acquisition, and entrenching themselves.

2.           For months, Men’s Wearhouse and Jos. A Bank have been pursuing a business combination—each side wishing to be the “acquirer” rather than the “acquired.” Jos. A. Bank started the process when it made an unsolicited offer to acquire Men’s Wearhouse in September 2013. Although JOSB was the proposed acquirer in this scenario, Robert N. Wildrick, Jos. A. Bank’s Chairman, said in an interview at the time that the Company would be “receptive to being bought instead if Men’s Wearhouse offered the same 42% premium” that JOSB was offering. The following month, Men’s Wearhouse rejected that offer. But then it did just what Jos. A. Bank’s Chairman suggested: it made its own unsolicited offer to acquire Jos. A. Bank, the smaller rival. A few weeks later, Men’s Wearhouse followed the initial offer with an increased cash tender offer to Jos. A. Bank stockholders. The cash tender offer that is currently on the table values Jos. A. Bank at a 38% premium above its closing price before the bidding war had begun—precisely in the range that Mr. Wildrick said, a few months ago, the Company would be “receptive” to accepting.

3.           The Men’s Wearhouse proposal is highly attractive and offers clear value that the stockholders of both companies would achieve through a combination of these two retailers—a view that is virtually unanimous amongst the investment community. Yet despite these clear benefits, and despite Mr. Wildrick’s own words just a few months ago, the Board has made clear that it has no intention of selling Jos. A. Bank to Men’s Wearhouse. Not only has the Jos. A. Bank Board refused to negotiate with Men’s Wearhouse, it has adopted and is on the cusp of adopting additional improper defensive measures designed to thwart any takeover by Men’s Wearhouse from happening.

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4.          Most alarming, the Jos. A. Bank Board is now poised to sabotage any potential acquisition by Men’s Wearhouse by engaging in a separate transaction with another retailer. Any such proposed acquisition target, particularly if it is outside the core business of Jos. A. Bank, would devastate the value of Jos. A. Bank’s shares, which are now valued based on the market’s expectation that a deal with Men’s Wearhouse will in fact happen. If this separate transaction—which Jos. A. Bank has made clear in public statements it is pursuing in earnest— occurs, the Directors will get exactly what they now want: to fend off the Men’s Wearhouse takeover proposal and enable themselves to retain their lucrative and prestigious seats on the Board of Jos. A. Bank, a well-known and respected retailer.

5.           This conduct by the entrenched Jos. A. Bank Board must be stopped. The members of the Board are acting in their own interest and ignoring the interests of the stockholders they are duty-bound to protect. Absent injunctive relief, the Board will close on a disastrous transaction that will cause incalculable and irreparable harm to Jos. A. Bank stockholders by driving away a highly desirable transaction with Men’s Wearhouse—a transaction that the Jos. A. Bank Board has made clear it is only willing to pursue if Jos. A. Bank itself is the acquirer, not the other way around.

6.           This improper objective by the Jos. A. Bank Board is apparent from the public statements of the Company’s own Chairman, Robert N. Wildrick. When Jos. A. Bank made its proposal to acquire Men’s Wearhouse, Mr. Wildrick trumpeted the value of a potential business combination of the two retailers, saying that Jos. A. Bank and its Directors have “always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for our employees.”

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7.           But now that Jos. A. Bank is the target rather than the acquirer, and now that Mr. Wildrick and the rest of the Jos. A. Bank Board members and senior executives could lose their positions if the business combination occurs through a Men’s Wearhouse-led acquisition, Mr. Wildrick is singing a far different tune. He now says that a combination is “simply not in the best interest of our shareholders” and that the Board will, as a result of the Men’s Wearhouse offer, “continue to review [other] acquisition opportunities.” R. Neal Black, the CEO, added that, although Jos. A. Bank was previously poised to create the largest men’s clothing retailer in the United States (if it had merged with Men’s Wearhouse), it is now looking potentially to combine with retailers “outside the men’s apparel business.” This two-faced approach by Jos. A. Bank’s Chairman and CEO betrays an ugly truth: the Directors prefer to protect their own positions by overwhelming the Company with debt and a non-core business as a tactic to subvert the Men’s Wearhouse proposal, rather than to generate value for Jos. A. Bank’s stockholders.

8.           Therefore, Plaintiff seeks injunctive relief in order to prevent the Directors from continuing to breach their fiduciary duties by refusing to negotiate with Men’s Wearhouse and by attempting to kill any acquisition by Men’s Wearhouse by pursuing an imminent alternative transaction that, if consummated, would destroy the value of Jos. A. Bank’s shares and drive Men’s Wearhouse away.

PARTIES

9.          Plaintiff Eminence Capital, LLC, is a New York limited liability company with its principal place of business at 65 East 55th Street, 25th Floor, New York, New York 10022. Plaintiff is, and at all times relevant hereto continuously has been, a stockholder of the Company. Plaintiff currently holds approximately 5% of the outstanding common stock of Jos. A. Bank.

10.         Defendant Robert N. Wildrick is and at all times relevant hereto has been a Director and Chairman of the Board. Mr. Wildrick served as the Company’s Chief Executive

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Officer from 1999 to 2008, and has been on the Board since 1994. Mr. Wildrick received total compensation of $1,143,092 in fiscal year 2012 from the Company

11.         Defendant R. Neal Black is and at all times relevant hereto has been a director of Jos. A. Bank and is the Company’s President and Chief Executive Officer. Mr. Black joined the Company in 2000, and joined the Board in 2008. Mr. Black received total compensation of $2,901,229 in fiscal year 2012.

12.         Defendant Andrew A. Giordano is and at all times relevant hereto has been Lead Independent Director and Chairman Emeritus of the Board of Jos. A. Bank. He also serves as chairman of the Nominating and Corporate Governance Committee. Mr. Giordano has been on the Board since 1994, and served as Chairman of the Board from 1999 to 2008, at which point he became the Lead Independent Director. He also served as interim Chief Executive Officer for several months in 2009. He received total compensation of $253,105 in fiscal year 2012.

13.         Defendant Byron L. Bergren is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Bergren joined the Board in September 2013. Under the current non-employee director compensation guidelines, Mr. Bergren will receive an annual retainer of $40,000, as well as fees for attending each board and committee meeting, an additional retainer if elected chairman of the board or a committee, and expense reimbursements.

14.         Defendant James H. Ferstl is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Ferstl received total compensation of $147,355 in fiscal year 2012.

15.         Defendant William E. Herron is and at all times relevant hereto has been a director of Jos. A. Bank. He also serves as chairman of the Audit Committee. Mr. Herron received total compensation of $181,855 in fiscal year 2012.

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16.         Defendant Sidney H. Ritman is and at all times relevant hereto has been a director of Jos. A. Bank. Mr. Ritman received total compensation of $195,355 in fiscal year 2012.

17.         Defendant Jos. A. Bank Clothiers, Inc. is a publicly traded corporation incorporated in Delaware and headquartered in Hampstead, Maryland. The Company’s corporate offices are located at 500 Hanover Drive, Hampstead, Maryland 21074.

FACTUAL ALLEGATIONS

18.         Founded in 1905, Jos. A Bank today is one of the nation’s leading men’s apparel retail companies. The Company operates more than 600 stores throughout the United States, and maintains an e-commerce and catalog business.

19.         Founded in 1973 by George Zimmer—whose guarantees of sartorial satisfaction are synonymous with the company itself—Men’s Wearhouse is one of the largest specialty retailers of men’s clothing in North America. It has over 1,100 stores in the United States and Canada and owns a number of other brands, including K&G Fashion Superstores, TwinHill (for corporate apparel), and Moores (in Canada).

The Board Proposes a Transaction with Men’s Wearhouse

20.         On September 18, 2013, Jos. A. Bank made an unsolicited proposal to acquire Men’s Wearhouse for $48 per share.

21.         Later that day, Jos. A. Bank’s Chairman, Mr. Wildrick, called Men’s Wearhouse CEO, Douglas Ewert, and sent a follow-up letter with the details of the Company’s initial proposal. Upon announcing the transaction, Mr. Wildrick stated that “[w]e have always admired Men’s Wearhouse and believe these two great companies, when combined, will create continued growth and sustainable value for our shareholders, greatly enhanced benefits for our customers, and exciting opportunities for employees.”

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22.         The market immediately recognized the value in the proposed transaction. On September 17, 2013—the day before JOSB’s proposal—Men’s Wearhouse stock closed at $33.71 per share. On October 9, 2013, after JOSB’s proposal had been made public, the stock jumped, closing at $45.03 per share, reflecting the market’s perception that a combination of the two companies would create significant value.

23.         On October 9, 2013, Men’s Wearhouse rejected JOSB’s offer as inadequate.

24.         That same day, Jos. A. Bank’s Chairman, Mr. Wildrick, noted in an interview that Jos. A. Bank would be receptive to being bought instead by Men’s Wearhouse if Men’s Wearhouse offered the same 42% premium to Jos. A. Bank.

25.         On November 15, 2013, JOSB issued a press release announcing that it had terminated its acquisition proposal. The press release published a letter from JOSB’s CEO to Mr. Ewert, which stated that the Company was “terminating our proposal in order to consider other strategic alternatives which we have been investigating.”

26.         Despite this warning, JOSB also indicated that if the Men’s Wearhouse Board changed its mind and decided to engage JOSB in discussions about a potential transaction, JOSB was open to making another proposal. According to the letter from JOSB’s CEO, “[w]e continue to believe that a transaction between our two companies could be in the best interest of our respective shareholders.”

Men’s Wearhouse Engages With the JOSB Proposal

27.         On November 26, 2013, Men’s Wearhouse confirmed what the market already recognized—that a business combination of the two men’s retailers would create substantial value for the stockholders of both companies. On that day, Men’s Wearhouse made a proposal to acquire all of the outstanding JOSB common stock at $55 per share. This represented a 45%

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premium over the Company’s enterprise value and a 32% premium over the Company’s share price prior to the public announcement of JOSB’s original acquisition proposal.

28.         In connection with the proposal, Men’s Wearhouse’s Lead Director, William B. Sechrest, said that a combination with JOSB “has strategic logic and the potential to deliver substantial benefits to our respective shareholders, employees and customers” and that the Men’s Wearhouse Board was “ready to engage” with the Director Defendants. He also noted that the “experienced [Men’s Wearhouse] management team is best positioned to execute the integration of our companies and achieve the synergies that would result.” Mr. Ewert, the Men’s Wearhouse CEO, highlighted that the proposal, if accepted, would lead to significant earnings “in year one.” Further, in contrast to JOSB’s original proposal, the Men’s Wearhouse offer was not conditioned on outside financing, because Men’s Wearhouse had (and has) a “balance sheet with the operational flexibility” to achieve the deal and execute on a combined strategic plan.

29.         According to Men’s Wearhouse, its proposal would bring $100 to $150 million of annual synergies through improved purchasing efficiencies, optimized customer service and marketing practices, and streamlined corporate functions. The combined company would become the fourth largest United States men’s apparel retailer, with more than 1,700 total stores. In addition, Men’s Wearhouse noted that it has a “proven track record of successful acquisitions,” which would help it integrate Jos. A. Bank and drive immediate value to stockholders.

30.         Mr. Ewert made clear that Men’s Wearhouse was prepared to negotiate with the Jos. A. Bank Board. He stressed that Men’s Wearhouse had a “strong preference . . . to work with [Jos. A. Bank] to negotiate a mutually acceptable transaction and avoid unnecessary costs.”

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And during a December 12th earnings call, Mr. Ewert reiterated that Men’s Wearhouse was “ready to engage with the Jos. A. Bank board immediately.”

The Value of the Transaction Becomes Apparent

31.         Industry analysts have widely championed a business combination between these two retailers.

32.         According to Brian Sozzi, an analyst at Belus Capital, “[a]nybody who follows corporate America can see that these two companies have to be joined.” Another analyst predicted that “Christmas has come early” after Men’s Wearhouse’s counter-offer.

33.         Stifel analyst Richard Jaffe concluded that the proposal would generate $100 to $150 million in cost savings over three years, while “greater benefits remain to be realized over time.” Mr. Jaffe also recognized that the combination would “dramatically improve profitability” of a combined entity.

34.         Other commentators noted that this strength would allow the combined company to compete with department stores. Along these lines,

[t]he joining of retail forces between Men’s Wearhouse and Jos. A. Bank can create a formidable competitor in men’s apparel that’s better equipped to handle the currently challenging retail sector and its value-focused consumers. Men's Wearhouse gains greater scale with additional stores and other operating efficiencies. Jos. A. Bank gets a much-needed cash boost and rewards its investors by joining a more successful rival.

Others noted that a combined entity would also benefit from the differing demographics of Men’s Wearhouse and JOSB customers. JOSB customers are typically “higher-spending-and-earning customer demographic could draw new attention to Men’s Wearhouse goods, while Men’s Wearhouse stands to provide a broader, younger male demographic for the smaller retailer.”

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35.         Commentators argued that the “most beneficial [course for JOSB] is to do a deal with Men’s Wearhouse.” An article in Women’s Wear Daily concluded that the Men’s Wearhouse offer is attractive because it does not require outside financing and because Men’s Wearhouse has experience with successfully acquiring other companies.

36.         Thus, investors, analysts, and industry commentators are almost universally of the view that a Men’s Wearhouse/Jos. A. Bank combination is an obvious match that should happen, and when it does, will add tremendous value to the combined company’s stockholders.

Director Defendants Reject the Men’s Wearhouse Proposal

37.         Despite the significant premium that the Men’s Wearhouse offer would provide to Jos. A. Bank stockholders, despite the public comments by Jos. A. Bank’s Chairman that the Company would be receptive to an acquisition proposal from Men’s Wearhouse, and despite the near unanimous praise for a business combination from the investment community and industry commentators, Jos. A. Bank quickly cooled to the idea of a merger if Jos. A. Bank were the target instead of the acquirer. During a December 5, 2013 earnings call, for example, Jos. A. Bank’s CEO, Mr. Black, noted that “Men’s Wearhouse is not the only potential opportunity for us.” The Board, according to Mr. Black, had been “surveying the marketplace for acquisitions for some time,” and “[a]s a result, there are several potential acquisition candidates we are evaluating that could meet our criteria,” including, remarkably, making an acquisition “outside the men’s apparel business.” Jos. A. Bank has no operations or experience outside of men’s apparel.

38.         Rather than engage the Men’s Wearhouse Board to negotiate a mutually agreeable merger that would generate value for Jos. A. Bank stockholders, the Jos. A. Bank Board thumbed its nose at the premium offer made by Men’s Wearhouse and rejected it outright. The Director

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Defendants asserted the proposal “significantly undervalued” the Company—even though the proposal offered a significant premium over the unaffected stock price.

39.         Instead, the Director Defendants again stated that they were “reviewing all alternatives regarding potential strategic acquisition opportunities.” And Mr. Wildrick concurred that “we continue to review acquisition opportunities.”

40.         Men’s Wearhouse expressed its surprise at the Director Defendants’ outright refusal to negotiate a potential deal, “[g]iven Jos. A. Bank’s repeated expressions of interest in engaging in good faith discussions about a possible combination.” In its press release issued on December 23, 2013, Men’s Wearhouse re-committed itself to a transaction with Jos. A. Bank, stating it was “continuing to carefully consider all of our options to make this combination a reality.”

Director Defendants Amend The Poison Pill and Men’s Wearhouse Launches A Tender Offer

41.         The Directors have not only summarily rejected a value-generating transaction with Men’s Wearhouse, but also adopted defensive measures designed to thwart any possible acquisition by Men’s Wearhouse and to salvage their Board positions. These measures were designed to protect the Directors, not to further the best interests of the Company or its stockholders.

42.         Specifically, in the face of the Men’s Wearhouse premium acquisition proposal, the Director Defendants amended the Company’s poison pill to reduce the trigger from 20% to 10%. The intent and effect were clear: to prevent Men’s Wearhouse from acquiring the Company without the consent of the Jos. A. Bank Board.

43.         Affirming its interest in combining with Jos. A. Bank, and in response to the amendment of the poison pill by the Jos. A. Bank Board, on January 6, 2014, the Men’s Wearhouse Board announced a cash tender offer for the shares of Jos. A. Bank at $57.50 per

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share, up from the initial proposal of $55 per share. This offer valued Jos. A. Bank at $1.61 billion, even higher than the initial Men’s Wearhouse acquisition proposal. Men’s Wearhouse also announced that it would nominate two independent directors to Jos. A. Bank’s Board at the Company’s 2014 annual meeting.

44.          Mr. Ewert again reiterated that Men’s Wearhouse had a “strong preference to work collaboratively with Jos. A. Bank to realize the benefits of this transaction” and was “committed to this combination.” Because Jos. A. Bank had refused even to negotiate a potential combination when Jos. A. Bank was the target rather than the acquirer, however, Men’s Wearhouse said that it was forced to “tak[e] [its] offer directly to shareholders.”

Jos. A. Bank Threatens To Pursue Alternative Transactions

45.           Ever since Jos. A. Bank and Men’s Wearhouse began contemplating a combination, Jos. A Bank has been holding out the threat of pursuing an alternative transaction. The rationale is perplexing. Since the start, Mr. Wildrick has acknowledged, correctly, that a combination between the two companies is in the best interest of both companies’ stockholders. He has even said in an interview that JOSB is open to being acquired by Men’s Wearhouse, stating in unequivocal terms that the Jos. A. Bank Board would be receptive to an acquisition proposal from Men’s Wearhouse at virtually the same premium now offered in the Men’s Wearhouse tender offer. Yet Jos. A. Bank has continually threatened to pursue an alternative transaction that would only serve to drive away a transaction that virtually everyone (including, at one time, the Jos. A. Bank Board) has acknowledged would be in the best interest of the stockholders of both Jos. A. Bank and Men’s Wearhouse. For example:

a.	In its Form 8-K dated October 31, 2013, Jos. A. Bank noted that, “If [the Men’s Wearhouse] board has not engaged in good faith discussions with

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us by November 14, 2013, we will terminate our proposal in order to consider other strategic alternatives which we have been investigating.”

b.	Similarly, in a Form 8-K dated November 15, 2013, Jos. A. Bank concluded that, “We are therefore terminating our proposal in order to consider other strategic alternatives which we have been investigating.”
c.	The rhetoric became more strident after Men’s Wearhouse’s initial acquisition proposal. In a December 5, 2013, earnings call, Mr. Black said, “It is important to be aware that Men's Wearhouse is not the only potential opportunity for us. Under the leadership of our Chairman, Bob Wildrick, we have been surveying the marketplace for acquisitions for some time. As a result, there are several potential acquisition candidates we are evaluating that could meet our criteria.” In response to a question, Mr. Black said, for the first time, that the Company’s “core competencies .. . . can be applied to companies that are outside of the men’s apparel space.”
d.	In a Form 8-K dated December 23, 2013, attaching a press release, the Company noted, “Further, as the Company has said previously, it is reviewing all alternatives regarding potential strategic acquisition opportunities . . . .”

46.          These assertions fly in the face of the statements Mr. Wildrick made just weeks earlier. Jos. A. Bank had long maintained that a combination of the two companies would be in the best interests of both companies’ stockholders. Yet there was always a veiled threat: if the deal does not happen on Jos. A. Bank’s terms—with the Company as the acquirer—the

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Company would pursue “other strategic alternatives.” Despite the near-unanimous consensus of analysts and both companies that a combination is the best option for all involved, the Directors are threatening the imminent acquisition of another company, which would likely saddle Jos. A. Bank with debt and, in any event, make Jos. A. Bank an unattractive acquisition target to Men’s Wearhouse.

47.          This alternative transaction—which Jos. A. Bank has indicated may involve a company outside its core competency of men’s retail—would torpedo any business combination with Men’s Wearhouse. The principal reason for any alternative transaction is simple: the Directors, after being spurned as the potential acquirer, do not want to sell the Company and lose their seats on the Company’s board of directors and their roles as senior executives of a household name brand men’s retailer.

48.          Now that the tables have turned and Jos. A. Bank is no longer the acquirer, the Directors have had a bout of amnesia and forgotten that, just three months ago, Jos. A. Bank was trumpeting the significant value that would be created through a combination of the two retailers. In order to derail any potential sale to Men’s Wearhouse and ensure that Men’s Wearhouse loses interest in Jos. A. Bank, the Company’s Board is poised to throw money at an ill-advised acquisition, the effect of which will only drive down the value of Jos. A. Bank and ignore the stockholders the Board is bound to protect.

THE DIRECTORS ARE NOT DISINTERESTED

49.          Under Delaware law, a director owes the corporation duties of loyalty and care. The duty of loyalty prohibits a director from failing to act in the best interests of the corporation and its stockholders by, among other things, putting the director’s interests ahead of the corporation and stockholders the director is entrusted to serve.

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50.         Here, the Directors have forthrightly rejected a premium acquisition proposal, and failed to take the necessary steps even to attempt to negotiate a higher acquisition proposal from Men’s Wearhouse. Instead, they are on the cusp of an acquisition that would seriously depress the Company’s value and make it an unattractive acquisition target.

51.         The only conclusion that may be drawn is that the Directors are acting to further their own interest in continuing to serve on the Board of a well-known and highly respected corporation, and receive the significant compensation and prestige that comes from those positions.

52.         The Directors are handsomely rewarded for their board service and would prefer to maintain the status quo. Each independent director receives approximately $150,000 to $250,000 per year for his board service. Mr. Black, the Company’s CEO, received approximately $2.9 million in fiscal year 2013. And Mr. Wildrick, the non-executive Chairman, received a remarkable $1.1 million for his service on the Board—an eye-popping figure that is out of line with typical director pay, and which explains his desire to remain entrenched on the Jos. A. Bank Board.

53.         A fundamental principle underlying the compensation structure of most company boards is that directors should be compensated in ways that align their own economic interests with the interests of the stockholders they serve. Thus, public company directors often receive as compensation for their board service, or otherwise hold, a significant amount of company stock. That is not the case for the Jos. A Bank Board. The Directors collectively own just one percent of the Company, compared to 3.3% among peer companies’ non-employee directors. The Directors, in other words, together own just one percent of the company as a

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whole, and thus have very little “skin in the game.” (By contrast, Plaintiff owns close to 5% of the Company).

54.         Because the Directors hold so little stock, they have little financial incentive to act in the best interests of the Company and its stockholders. Thus, there is a significant risk that the Directors will act—and, indeed, now have acted—in their own self-interest, rather than seek to maximize the value of the Company’s stock.

55.         The possibility that the incumbent Directors may be displaced in a possible business combination creates an inherent conflict between the interests of stockholders and the Directors. Here, given the intransigence of the Directors and their unwillingness to engage seriously in a process of possibly selling the Company and losing their seats on the Board, and given the extreme defensive measures that have been or will soon be adopted by the Directors in response to what was initially a friendly acquisition proposal, the only conclusion that may be drawn is that the Directors are motivated by the possibility that a takeover could have a negative effect on their personal reputations, bottom lines, and careers. In other words, the stockholders’ best interests are secondary at best and irrelevant at worst. These motivations do not excuse a director’s failure to act in the best interest of the corporation and stockholders they serve.

THE COMPANY WILL BE IRREPARABLY HARMED
ABSENT INJUNCTIVE RELIEF

56.         As explained above, Jos. A. Bank has been threatening to acquire another company. These threats have continued—and, indeed, escalated—after Men’s Wearhouse made and subsequently increased its offer to acquire Jos. A. Bank. Jos. A. Bank is now on the cusp of effecting an alternative acquisition that would decrease the value of Jos. A. Bank and drive away Men’s Wearhouse from continuing to pursue its attempt to combine the two companies.

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57.         These threats erect a barrier to maximizing stockholder value. Men’s Wearhouse has a tender offer pending to the stockholders of Jos. A Bank. If Jos. A. Bank, while that offer is pending, acquires another company—particularly one that is not aligned with its core strengths of men’s retail as Jos. A. Bank has indicated it will do—the Company will become a much less attractive acquisition target.

58.         Plaintiff has no adequate remedy at law. Only through this Court’s equitable powers to enter the requested injunctive relief will the Company be protected from the immediate, ongoing, and irreparable injury the Directors have inflicted and are inflicting. Their conduct in refusing to negotiate a possible transaction with Men’s Wearhouse and preparing imminently to erect improper defensive measures in response to the Men’s Wearhouse proposal are improper and unlawful.

COUNT I
(Breach of Fiduciary Duty)

59.         Plaintiff repeats and realleges the allegations set forth in Paragraphs 1 through 58 as if fully set forth herein.

60.         Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick were at all times relevant hereto directors of the Company. As directors, they owe the Company and its stockholders the duties of utmost loyalty and due care.

61.         Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have repeatedly put their own interests ahead of the best interest of the Company and its stockholders: they have refused even to enter into discussions with Men’s Wearhouse regarding its proposal; summarily rejected Men’s Wearhouse’s acquisition proposal; amended the Company’s poison pill effectively to preclude an acquisition without the Directors’ approval;

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and are poised to acquire another company so that Jos. A. Bank becomes a much less attractive acquisition target and drives away Men’s Wearhouse.

62.         Rather than act in the best interest of the Company, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have acted to entrench themselves and prevent the Company from engaging in or even attempting to negotiate a value-maximizing transaction in which Men’s Wearhouse—rather than Jos. A. Bank—is the acquirer.

63.         The actions of Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick in refusing to consider the Men’s Wearhouse proposal, refusing to engage in any discussions with Men’s Wearhouse about that proposal, amending the poison pill, and preparing to launch an imminent acquisition of a company misaligned with Jos. A. Bank’s core business demonstrate that the Directors are putting their interests ahead of the Company’s, and are unfair to the Company and its stockholders.

64.         Therefore, Director Defendants Bergren, Black, Ferstl, Herron, Giordano, Ritman, and Wildrick have breached their fiduciary duties to Jos. A. Bank and its stockholders.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff requests judgment in its favor and against Defendants:

A.          Declaring that the Directors breached their fiduciary duties of loyalty and due care;

B.          Preliminarily and permanently enjoining the Directors from committing any further breaches of their fiduciary duties of loyalty or due care;

C.           Enjoining the Defendants from entering into any agreement on behalf of the Company to acquire another company or other material assets;

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D.          Awarding Plaintiff money damages arising from the Directors’ breaches of their fiduciary duties, in an amount to be proven at trial, including pre-judgment and post-judgment interest thereon; and

E.           Granting such other and further relief as the Court deems just and proper.

/s/ Raymond J. DiCamillo

Raymond J. DiCamillo (#3188)

Susan M. Hannigan (#5342)

Rachel E. Horn (#5906)

Richards, Layton & Finger, P.A.

920 N. King Street

Wilmington, Delaware 19801

(302) 651-7700

Attorneys for Plaintiff Eminence Capital, LLC

OF COUNSEL:

Brian M. Lutz

Goutam U. Jois

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

Dated: January 13, 2014

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